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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 7)*

                             Wild Oats Markets, Inc.
      ---------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
      ---------------------------------------------------------------------
                         (Title of Class of Securities)


                                    96808B107
      ---------------------------------------------------------------------
                                 (CUSIP Number)


                               September 12, 2003
      ---------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

  ISSUER:  Wild Oats Markets, Inc.                          CUSIP NO.: 96808B107

--------------------------------------------------------------------------------

    1.   Names of Reporting Persons.
         I.R.S.  Identification  Nos. of above persons (entities only).

         J.P. Morgan Partners (SBIC), LLC
         13-337-6808
--------------------------------------------------------------------------------

    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
--------------------------------------------------------------------------------
    3.   SEC Use Only
--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization   Delaware
--------------------------------------------------------------------------------
                                   5.   Sole Voting Power  0
                                -----------------------------------------------
Number of Shares Beneficially      6.   Shared Voting Power   Not applicable.
Owned by Each Reporting Person  -----------------------------------------------
With:                              7.   Sole Dispositive Power  0
                                -----------------------------------------------
                                   8.   Shared Dispositive Power Not applicable.
--------------------------------------------------------------------------------
9.                     Aggregate Amount Beneficially Owned by Each Reporting
                       Person  0

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.                    Percent of Class Represented by Amount in Row (9)    0%
--------------------------------------------------------------------------------

12.                    Type  of Reporting Person (See Instructions)
--------------------------------------------------------------------------------

OO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................

--------------------------------------------------------------------------------

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a sale by the Reporting Person of all of the Issuer's equity Securities held by the Reporting Person.

ITEM 1.

                  (A)      NAME OF ISSUER:

                           Wild Oats Markets, Inc.

                  (B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                           3375 Mitchell Lane
                           Boulder, Colorado 80302

ITEM 2.

                  (A)      NAME OF PERSON FILING:

                           J.P. Morgan Partners (SBIC), LLC

                           Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

                  (B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                           RESIDENCE:

                           1221 Avenue of the Americas
                           New York, New York  10020

                  (C)      CITIZENSHIP:

                           Delaware.

                  (D)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                           Common Stock

                  (E)      CUSIP NUMBER:

                           96808B107

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.      OWNERSHIP

                  (A)      AMOUNT BENEFICIALLY OWNED:

                           0

                  (B)      PERCENT OF CLASS:

                           0% (as of September 12, 2003)

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                  (C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:
                           ---------------------------------------------

                           (i)     0
                           (ii)    Not applicable.
                           (iii)   0
                           (iv)    Not applicable.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of
more than five percent of the class of securities, check the following   |X|

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.     CERTIFICATION

                  Not applicable

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

                                               J.P. MORGAN PARTNERS (SBIC), LLC

                                               By: /s/ JEFFREY C. WALKER
                                                   -----------------------------
                                                      Name:  Jeffrey C. Walker
                                                      Title: President

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107




                                  EXHIBIT 2(A)

ITEM 2.  IDENTITY AND BACKGROUND.

                  This statement is being filed by J.P. Morgan Partners (SBIC), LLC (formerly known as Chase Venture Capital Associates, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (SBIC) is engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, occupations and employments of each executive officer and director of JPMP (SBIC).

                  JPMP (SBIC) is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at the same address as JPMP (SBIC). JPMP
(BHCA) is also engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (SBIC), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (SBIC), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                                                                      SCHEDULE A
                                                                      ----------

                        J.P. MORGAN PARTNERS (SBIC), LLC

                             EXECUTIVE OFFICERS(1)

      President                                       Jeffrey C. Walker*
      Chief Investment Officer                        Arnold L. Chavkin*
      Managing Director                               Dr. Dana Beth Ardi*
      Managing Director                               Christopher C. Behrens*
      Managing Director                               Julie Casella-Esposito*
      Managing Director                               Rodney A. Ferguson*
      Managing Director                               Cornell P. French*
      Managing Director                               Michael R. Hannon*
      Managing Director                               Alfredo Irigoin*
      Managing Director                               Andrew Kahn*
      Managing Director                               Jonathan R. Lynch*
      Managing Director                               Stephen P. Murray*
      Managing Director                               Timothy Purcell*
      Managing Director                               Faith Rosenfeld*
      Managing Director                               Shahan D. Soghikian*
      Managing Director                               Timothy J. Walsh*
      Managing Director                               Richard D. Waters, Jr.*
      Managing Director                               Damion E. Wicker, M.D.*


                                  DIRECTORS(1)

                               Jeffrey C. Walker*







------------------
(1) Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                                                      SCHEDULE B

                               JPMP CAPITAL CORP.

                              EXECUTIVE OFFICERS(1)

      President                                        Jeffrey C. Walker*
      Chief Investment Officer                         Arnold L. Chavkin*
      Managing Director                                Dr. Dana Beth Ardi*
      Managing Director                                Christopher C. Behrens*
      Managing Director                                Julie Casella-Esposito*
      Managing Director                                Rodney A. Ferguson*
      Managing Director                                Cornell P. French*
      Managing Director                                Michael R. Hannon*
      Managing Director                                Alfredo Irigoin*
      Managing Director                                Andrew Kahn*
      Managing Director                                Jonathan R. Lynch*
      Managing Director                                Stephen P. Murray*
      Managing Director                                Timothy Purcell*
      Managing Director                                Faith Rosenfeld*
      Managing Director                                Shahan D. Soghikian*
      Managing Director                                Timothy J. Walsh*
      Managing Director                                Richard D. Waters, Jr.*
      Managing Director                                Damion E. Wicker, M.D.*



                                    DIRECTORS

                              William B. Harrison**
                               Jeffrey C. Walker*











------------------
(1) Each of whom is a United States citizen except for Mr. Irigoin.

* Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107

                                                                      SCHEDULE C



                             J.P. MORGAN CHASE & CO.

                               EXECUTIVE OFFICERS(1)


Chairman of the Board and Chief Executive Officer       William B. Harrison Jr.*
Vice Chairman                                           David A. Coulter*
Vice Chairman                                           Thomas B. Ketchum*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           Jeffrey C. Walker**
Vice Chairman; Head of Finance, Risk Management
  and Administration                                    Marc J. Shapiro*
Executive Officer                                       Donald H. McCree III*
Executive Vice President; Chief Financial Officer       Dina Dublon*
Executive Vice President; Head of Market
  Risk Management                                       Lesley Daniels Webster*
General Counsel                                         William H. McDavid*
Director of Human Resources                             John J. Farrell*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Controller                                              Joseph L. Scalfani*












----------------------------
(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                                  DIRECTORS(1)

                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer              Retired Chairman of the Board and
                               Chief Executive Officer
                               Deere & Company
                               One John Deere Place
                               Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel              Chairman and Chief Executive Officer
                               Bechtel Group, Inc.
                               P.O. Box 193965
                               San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.         President and Chief Executive Officer
                               The Hearst Corporation
                               959 Eighth Avenue
                               New York, New York  10019
--------------------------------------------------------------------------------
 John H. Biggs                 Former Chairman and Chief Executive Officer
                               TIAA-CREF
                               730 Third Avenue
                               25th Floor
                               New York, NY  10017
--------------------------------------------------------------------------------
 Lawrence A. Bossidy           Chairman of the Board
                               Honeywell International
                               P.O. Box 3000
                               Morristown, NJ 07962-2245
--------------------------------------------------------------------------------
 M. Anthony Burns              Chairman of the Board Ryder System, Inc.
                               3600 N.W. 82nd Avenue
                               Miami, Florida 33166
--------------------------------------------------------------------------------
 Ellen V. Futter               President and Trustee
                               American Museum of Natural History
                               Central Park West at 79th Street
                               New York, NY 10024
--------------------------------------------------------------------------------
 William H. Gray, III          President and Chief Executive Officer
                               The College Fund/UNCF
                               9860 Willow Oaks Corporate Drive
                               P.O. Box 10444
                               Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.      Chairman of the Board and Chief Executive Officer
                               J.P. Morgan Chase & Co.
                               270 Park Avenue, 8th Floor
                               New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan              Of Counsel
                               Skadden, Arps, Slate, Meagher & Flom LLP
                               Four Times Square
                               New York, New York  10036
--------------------------------------------------------------------------------


---------------------
(1) Each of whom is a United States citizen.

* Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is employee and/or officer of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York New York 10020.

                                  SCHEDULE 13G

ISSUER:  Wild Oats Markets, Inc.                            CUSIP NO.: 96808B107


                               PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                          BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Lee R. Raymond                Chairman of the Board and Chief Executive Officer
                               Exxon Mobil Corporation
                               5959 Las Colinas Boulevard
                               Irving, TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford              Chairman of the Board
                               American Home Products Corporation
                               5 Giralda Farms
                               Madison, New Jersey 07940
--------------------------------------------------------------------------------